UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On December 2, 2019, Husky Energy Inc. (“Husky”) issued a press release announcing its 2020 Capital Spending and Production Guidance. The press release is attached hereto as Exhibit “A”.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
Date: December 2, 2019		SENIOR VICE PRESIDENT, GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy Announces 2020 Capital Spending and Production Guidance

(This news release contains references to the non-GAAP financial measures “free cash flow”, and “net debt to funds from operations”. Please refer to “Non-GAAP Measures” at the end of this news release.)

Husky Energy’s capital program for 2020 will be $3.2-$3.4 billion, with average annual Upstream production forecast to be in the range of 295,000-310,000 barrels of oil equivalent per day (boe/day), inclusive of an allowance for curtailment.

The capital program is being reduced by $500 million in the 2020-2021 timeframe compared to Husky’s May 2019 Investor Day plan, reflecting $100 million in reductions in 2020 and $400 million in 2021.

The oil price assumption for 2020 and 2021 is $55 US WTI per barrel, down from $60 US WTI per barrel in the Investor Day plan, reflecting changing market conditions. At this pricing assumption, the Company’s plan generates $500 million of free cash flow before dividends in 2020, growing to $1.5 billion in 2021.

“We are continuing to focus on safe and reliable operations as we build on our improved 2019 performance and work towards our target of becoming a global top-quartile process safety performer by the end of 2022,” said CEO Rob Peabody.

“The reduction in our capital spending, combined with the start-up of growth projects including the Liuhua 29-1 natural gas field offshore China, two new thermal projects, and the Lima Refinery crude oil flexibility project, has set the stage for significant free cash flow growth beginning in 2021.”

Capital spending in 2020 will be directed towards advancing the Lloyd thermal project portfolio, completing Liuhua 29-1, and ongoing construction of the West White Rose Project in the Atlantic region. Capital guidance does not include $450-$525 million related to the ongoing rebuild of the Superior Refinery, which is expected to be substantially covered by insurance.

2020 PLAN HIGHLIGHTS

●	2020 capital expenditures in the range of $3.2-$3.4 billion reflect a $100-million reduction compared to the Investor Day plan
●	Average Upstream production range of 295,000-310,000 boe/day
○	Takes into account reduced capital investment, an allowance of 5,000 barrels per day (bbls/day) in the first half of the year for production quotas in Alberta and planned turnarounds
●	Total Downstream refining and upgrading capacity of 355,000 bbls/day, not including the Superior Refinery; includes 195,000 bbls/day of processing capacity for heavy oil blend
○	Husky continues to benefit from significant long-term export capacity via multiple pipelines
●

First oil from the Spruce Lake Central and Spruce Lake North thermal bitumen projects in Saskatchewan, representing 20,000 bbls/day of new production, plus continued advancement of three additional Saskatchewan thermal projects with a combined design capacity of 30,000 bbls/day through 2023

●	First production from Liuhua 29-1 is expected by the end of 2020, with a target production of 45 million cubic feet per day (mmcf/day) of gas and 1,800 bbls/day of liquids, Husky working interest
●	Crude oil flexibility project onstream at the Lima Refinery; heavy oil blend processing capacity increased to 40,000 bbls/day
●	Ongoing construction at the Superior Refinery, with a return to full operations expected by the end of 2021
●	Advancing the West White Rose Project, which is about 55% complete with first oil planned around the end of 2022
●	As at the third quarter, net debt was 1.1 times trailing 12 months funds from operations; total liquidity was $6.4 billion (cash and unused credit facilities)

2020 CAPITAL GUIDANCE ($ millions)
Total Capital Investment[1]	3,200 – 3,400

Integrated Corridor	1,750 – 1,900
Thermal and Oil Sands	1,050 – 1,100
Conventional heavy & Western Canada	225 – 250
Downstream[2]	475 – 550

Offshore	1,350 – 1,450
Atlantic	1,075 – 1,150
Asia Pacific[3]	275 – 300

Corporate Capital	50 – 75

2020 PRODUCTION & THROUGHPUT GUIDANCE
Total Upstream Production[5] (mboe/day)	295 – 310

Total Crude Oil & Liquids (mbbls/day)	215 – 230
Thermal and Oil Sands	138 – 146
Conventional heavy	30 – 33
Western Canada segment	18 – 20
Atlantic	17 – 19
Asia Pacific[6]	9 – 11

Total Natural Gas (mmcf/day)	480 – 500
Western Canada	270 – 280
Asia Pacific[6]	210 – 220

Total Downstream Throughput (mbbls/day)	320 – 340

OTHER PLANNED SPENDING ($ millions)
Superior Refinery rebuild[4]	450 – 525
Capitalized interest	~200

OPERATING COSTS
Total Upstream ($/boe)	14 – 15
Downstream ($/bbl)
Lima Refinery	7 – 8
Lloydminster Upgrader[7]	9 – 10

1Includes exploration capital in each business unit, excludes asset retirement obligations and capitalized interest

2Excludes Superior Refinery rebuild capital

3Excludes amounts related to Husky-CNOOC Madura Ltd. joint venture, accounted for under the equity method for interim financial statement purposes

4Expected to be substantially covered by insurance proceeds

5Includes curtailment allowance of 5,000 bbls/day in first half of 2020

6Includes Husky’s working interest production from the BD Project (40%), which is accounted for under the equity method for consolidated financial statement purposes

7Includes six-week turnaround in second quarter; Expected ~$1 per barrel turnaround impact

UPCOMING MILESTONES 2020+

2020	Capacity (Husky W.I.)	Timing/ Completion	Status
Lloyd Upgrader diesel capacity increase	6,000 –> 9,800 bbls/day	Q2	50% complete
Spruce Lake Central thermal project	10,000 bbls/day	Mid-Year	88% complete
Spruce Lake North thermal project	10,000 bbls/day	~YE	48% complete
Liuhua 29-1 project construction	45 mmcf/day gas	Q4	70% complete
1,800 bbls/day liquids

2021+	Capacity (Husky W.I.)	Timing/ Completion	Status
Superior Refinery rebuild	45,000 bbls/day	YE ’21	In progress
Spruce Lake East thermal project	10,000 bbls/day	~YE ’21	11% complete
MDA-MBH & MDK fields	10,000 boe/day	’21	In progress
West White Rose Project	52,500 bbls/day[1]	~YE ’22	55% complete
Edam Central thermal project	10,000 bbls/day	’22	3% complete
Dee Valley 2 thermal project	10,000 bbls/day	’23	In planning

1 Expected net peak production rates

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2020 PLANNED MAINTENANCE AND TURNAROUNDS

Integrated Corridor

●	Four-week partial turnaround at the Sunrise Energy Project in the second quarter
●	Three-week turnarounds at Ansell and Kakwa in Western Canada in the second quarter
●	Six-week turnaround at the Lloydminster Upgrader in the second quarter
●	Lloyd thermal project maintenance in the second and third quarters
●	Four-week turnaround at the Tucker Thermal Project in the fourth quarter

Offshore

●	Two-week maintenance at the Liwan Gas Project in the second quarter
●	Two-week maintenance at the BD Project offshore Indonesia in the first quarter; one-week maintenance in the second quarter and one-week maintenance in the fourth quarter
●	Three-week turnaround at the SeaRose floating production, storage and offloading (FPSO) vessel in the third quarter
●	Six to seven-month offstation at the Terra Nova FPSO starting in the second quarter

INVESTOR PRESENTATION AND CONFERENCE CALL

An investor presentation is available on the Company’s website at huskyenergy.com

A conference call will be held on Monday, Dec. 2 at 8 a.m. Mountain Time (10 a.m. Eastern Time) to discuss Husky’s planned 2020 capital expenditure and production guidance. CEO Rob Peabody and members of the senior management team will participate in the call.

To listen live:	To listen to a recording (after 9 a.m. MT on Dec. 2):

Canada and U.S. Toll Free: 1-800-319-4610 Outside Canada and U.S.: 1-604-638-5340 Webcast: http://services.choruscall.ca/links/husky20191202.html Please use Google Chrome for webcast compatibility	Canada and U.S. Toll Free: 1-800-319-6413 Outside Canada and U.S.: 1-604-638-9010 Passcode: 3859 Duration: Available until January 2, 2020 Webcast: Available for 90 days at huskyenergy.com

Investor and Media Inquiries:

Leo Villegas, Senior Manager, Investor Relations

403-513-7817

Kim Guttormson, Media & Issues Specialist

403-298-7088

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FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”).

In particular, forward-looking statements in this news release include, but are not limited to, references to: general strategic plans and growth strategies; Husky’s capital program for 2020 to 2021; expected 2020 range of production (in total and broken down by total crude oil & liquids and total natural gas); target to become a global top-quartile process safety performer; upcoming milestones for the Company’s thermal projects (including timing for first oil from the Spruce Lake projects), Liuhua 29-1 (including timing for first production and target production), Lloyd Upgrader diesel capacity increase, Superior Refinery rebuild (including expected return to full operations) and MDA-MBH & MDK fields; expected free cash flow, before dividends, at $55 US WTI for 2020-2021; 2020 downstream capacity and throughput guidance, including processing capacity for Upstream heavy oil blend production; timing for first oil from the West White Rose Project; 2020 capital guidance (in total and broken down by Integrated Corridor, Offshore and Corporate Capital); other planned spending, including expected costs to rebuild Superior and expectations that such costs will be substantially covered by insurance; 2020 operating costs for Upstream and Downstream; and 2020 planned maintenance and turnarounds.

Certain of the information in this news release is “financial outlook” within the meaning of applicable securities laws. The purpose of this financial outlook is to provide readers with disclosure regarding the Company’s reasonable expectations as to the anticipated results of its proposed business activities. Readers are cautioned that this financial outlook may not be appropriate for other purposes.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2018 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation

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to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

NON-GAAP MEASURES

This news release contains certain terms which do not have any standardized meanings prescribed by International Financial Reporting Standards (“IFRS”) and are therefore unlikely to be comparable to similar measures presented by other issuers. None of these measures is used to enhance the Company’s reported financial performance or position. With the exception of funds from operations and free cash flow, there are no comparable measures to these non-GAAP measures in accordance with IFRS. The following non-GAAP measures are considered to be useful as complementary measures in assessing Husky’s financial performance, efficiency and liquidity:

“Free cash flow” is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Free cash flow is presented to assist management and investors in analyzing operating performance by the business in the stated period. Free cash flow equals funds from operations less capital expenditures.

“Net debt to trailing funds from operations” is a non-GAAP measure that equals net debt divided by the 12-month trailing funds from operations. Net debt is a non-GAAP measure that equals total debt less cash and cash equivalents. Total debt is calculated as long-term debt, long-term debt due within one year and short-term debt. Funds from operations is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Funds from operations equals cash flow – operating activities, excluding change in non-cash working capital. Net debt to trailing funds from operations is considered to be a useful measure in assisting management and investors to evaluate the Company’s financial strength.

DISCLOSURE OF OIL AND GAS INFORMATION

Unless otherwise indicated: (i) projected production volumes provided are gross, which represents the total or the Company’s working interest share, as applicable, before deduction of royalties; (ii) all Husky working interest production volumes quoted are before deduction of royalties.

The Company uses the term “barrels of oil equivalent” (or “boe”), which is consistent with other oil and gas companies’ disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other oil and gas companies and does not represent value equivalency at the wellhead.

All currency is expressed in this news release in Canadian dollars.

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